UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-33296

NOTIFICATION OF LATE FILING	CUSIP NUMBER 635309107

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 29, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

National CineMedia, Inc.
Full Name of Registrant

Former Name if Applicable

6300 S. Syracuse Way, Suite 300
Address of Principal Executive Office (Street and Number)

Centennial, Colorado 80111
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

National CineMedia, Inc. (the “Company”) and its subsidiary, National CineMedia, LLC (“NCM LLC”), together with professional advisors, are actively engaged in negotiations with certain lenders of NCM LLC. As a result of the time needed to finalize our ongoing discussions with NCM LLC’s lenders and the material impact that these discussions will have on the Company’s disclosures in its Annual Report on Form 10-K for the year ended December 29, 2022, the financial reporting process could not be completed without unreasonable effort prior to the Form 10-K’s original due date. We have therefore filed this notification form to provide us with additional time to complete the preparation of the Company’s Form 10-K.
Forward-Looking Statements
This filing contains various forward-looking statements that reflect management’s current expectations or beliefs regarding future events and results of operations, including future events of default under the agreements governing NCM, LLC’s indebtedness, among others. Investors are cautioned that reliance on these forward-looking statements involves risks and uncertainties. Although the Company believes that the assumptions used in the forward-looking statements are reasonable, any of these assumptions could prove to be inaccurate and, as a result, actual results could differ materially from those expressed or implied in the forward-looking statements. The factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are, among others, 1) level of theater attendance or viewership of the Noovie® show; 2) the impact of pandemics, epidemics or disease outbreaks, such as the novel coronavirus (COVID-19) and the success of actions taken to mitigate such situations, vaccine rollouts, vaccine or mask mandates and potential changes to consumer behavior; 3) the availability and predictability of major motion pictures displayed in theaters; 4) increased competition for advertising expenditures; 5) changes to relationships with NCM LLC’s founding members; 6) inability to implement or achieve new revenue opportunities; 7) failure to realize the anticipated benefits of the 2019 amendments to NCM LLC's exhibitor service agreements with Regal and Cinemark; 8) technological changes and innovations; 9) economic conditions, including the level of expenditures on and perception of cinema advertising; 10) our ability to renew or replace expiring advertising and content contracts; 11) reinvestment in our network and product offerings, which may require significant funding and resulting reallocation of resources; 12) fluctuations in operating costs; 13) changes in interest rates and 14) the outcome of negotiations between the Company, NCM, LLC and NCM, LLC’s creditors. In addition, the outlook provided does not include the impact of any future unusual or infrequent transactions; sales and acquisitions of operating assets and investments; any future non-cash impairments of intangible and fixed assets; amounts related to litigation or the related impact of taxes that may occur from time to time due to management decisions and changing business circumstances. The Company is currently unable to forecast precisely the timing and/or magnitude of any such amounts or events. Please refer to the Company’s Securities and Exchange Commission filings, including the “Risk Factor” section of the Company’s Annual Report on Form 10-K for the year ended December 30, 2021, for further information about these and other risks. Investors are cautioned not to place undue reliance on any such forward-looking statements, which are presented only as of the date they are made. The Company undertakes no obligation to update any forward-looking statement, whether as a result, of new information, future events or otherwise, except as required by law.
(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ronnie Y. Ng	(303)	792-3600
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company expects to report revenue of approximately $249.2 million for the fiscal year ended December 29, 2022 compared to revenue of $114.6 million for the fiscal year ended December 30, 2021. The Company expects to report operating expenses of approximately $242.3 million for the fiscal year ended December 29, 2022 compared to operating expenses of $183.2 million for the fiscal year ended December 30, 2021. The Company expects to report consolidated net loss of approximately $66.2 million, net loss attributable to the Company of approximately $28.7 million, and net loss per diluted share of approximately $0.35 for the fiscal year ended December 29, 2022, compared to consolidated net loss of $118.4 million, net loss attributable to the Company of $48.7 million, and net loss per diluted share of $0.61 for the fiscal year ended December 30, 2021. The foregoing figures are preliminary and unaudited and are prepared in accordance with U.S. generally accepted accounting principles.

National CineMedia, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 29, 2023	Ronnie Y. Ng
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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